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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934

                               (Amendment No. 5)

                         Goody's Family Clothing, Inc.
                         -----------------------------
                               (Name of Issuer)

                     Common Stock, no par value per share
                     ------------------------------------
                        (Title of Class of Securities)

                                  382588 10 1
                                  -----------
                                (CUSIP Number)

                             Martin Nussbaum, Esq.
                   Shereff, Friedman, Hoffman & Goodman, LLP
                               919 Third Avenue
                           New York, New York 10022
                                (212) 758-9500
                          ---------------------------
                    (Name, Address and Telephone Number of
           Person Authorized to Receive Notices and Communications)

                               December 18, 1996
            -------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b) (3) or (4), check the following box: [ ]

Check the following box if a fee is being paid with this statement: [ ]





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                                 SCHEDULE 13D
CUSIP No. 382588 10 1
          -----------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO.  OF ABOVE PERSON
               Robert M. Goodfriend
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a) |_|
                                                                     (b) |_|
3        SEC USE ONLY

4        SOURCE OF FUNDS
                  OO
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                                  |_|

6        CITIZENSHIP OR PLACE OF ORGANIZATION
                   U.S.A.
      NUMBER OF        7    SOLE VOTING POWER
       SHARES                  9,358,355
    BENEFICIALLY
      OWNED BY
        EACH
      REPORTING
       PERSON
         WITH
                       8     SHARED VOTING POWER
                                11,250
                       9     SOLE DISPOSITIVE POWER
                                9,358,355
                      10     SHARED DISPOSITIVE POWER
                                11,250
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON
                                    9,369,605
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                                  |_|

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  56%
14       TYPE OF REPORTING PERSON
                   IN

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                        AMENDMENT NO. 5 TO SCHEDULE 13D

     This Amendment No. 5 to the Schedule 13D originally filed by Robert M. Goodfriend with the Securities and Exchange Commission (the "SEC") on November 25, 1994, as previously amended by Amendment No. 1 filed with the SEC on January 9, 1995, Amendment No. 2 filed with the SEC on October 17, 1996, Amendment No. 3 filed with the SEC on December 9, 1996 and Amendment No. 4 filed with the SEC on December 16, 1996 (collectively, the "Schedule 13D"), relates to Mr. Goodfriend's beneficial ownership of shares of the common stock, no par value per share, of Goody's Family Clothing, Inc. This Amendment No. 5 amends and supplements the Schedule 13D. Unless otherwise indicated, all capitalized terms used herein but not otherwise defined shall have the respective meanings set forth in the Schedule 13D.

ITEM 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
                  -------------------------------------------------

                  Item 3 of the Schedule 13D is hereby amended to include the following information:

                           On December 18, 1996, in recognition of the
                  Reporting Person's services to the Company and as incentive compensation to the Reporting Person, the Compensation Committee of the Board of Directors of the Company unanimously approved the grant to the Reporting Person under the Company's 1993 Stock Option Plan of stock options immediately exercisable to purchase an aggregate of 320,000 shares of Common Stock over a five-year term at an exercise price of $17.44 per share (the closing sales price of the Common Stock on The Nasdaq National Market on December 17,
                  1996). Such grant was subsequently unanimously approved by the Board of Directors of the Company (with the Reporting Person abstaining) on December 18, 1996.

ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER.
                  ------------------------------------

                  Item 5 of the Schedule 13D is hereby amended to include the following information:

                           As of the date hereof, the Reporting Person
                  beneficially owns 9,369,605 shares of Common Stock, which represents approximately 56% of the outstanding shares of Common Stock. (According to the Company and its transfer agent, as of March 10, 1997 there were 16,367,082 shares of Common Stock outstanding. Accordingly, in computing the percentage of Common Stock beneficially owned by the Reporting Person, such number, as adjusted for exercisable options held by the Reporting Person, was used.) Such 9,369,605 shares include 11,250 shares of Common Stock owned by the Reporting Person's spouse ("Mrs. Goodfriend"). Such 9,369,605 shares include 320,000 shares of Common Stock issuable upon exercise of stock options granted under the Company's 1993 Stock Option Plan which are currently exercisable. Such 9,369,605 shares do not include 417,270 shares of Common Stock held in trust for the benefit of the Reporting Person's children. The Reporting Person has no voting or investment power with respect to these 417,270 shares of Common Stock and disclaims beneficial ownership of them. The Reporting Person has sole voting and dispositive power with respect to the 9,358,355 shares of Common Stock owned directly by him and shares voting and dispositive power with Mrs. Goodfriend with respect to the 11,250 shares of Common Stock she owns directly.


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                           Other than as set forth herein, the Reporting
                  Person has not made any purchases or sales of securities of the Company during the sixty (60) days preceding the date of this Schedule 13D.

ITEM 6.           CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS
                  --------------------------------------------------------
                  WITH RESPECT TO SECURITIES OF THE ISSUER.
                  ----------------------------------------

                  Item 6 of the Schedule 13D is hereby amended to include the following information:

                           On December 18, 1996, in recognition of the
                  Reporting Person's services to the Company and as incentive compensation to the Reporting Person, the Compensation Committee of the Board of Directors of the Company unanimously approved the grant to the Reporting Person under the Company's 1993 Stock Option Plan of stock options immediately exercisable to purchase an aggregate of 320,000 shares of Common Stock over a five-year term at an exercise price of $17.44 per share (the closing sales price of the Common Stock on The Nasdaq National Market on December 17,
                  1996). Such grant was subsequently unanimously approved by the Board of Directors of the Company (with the Reporting Person abstaining) on December 18, 1996. These stock options are subject to early termination in the event of termination of the Reporting Person's employment by the Company. A copy of the Award Agreement is attached hereto as an exhibit and is incorporated herein by reference.

ITEM 7.           MATERIAL TO BE FILED AS EXHIBITS.
                  --------------------------------

                  8.       Non-Qualified Stock Option Award Pursuant to
                           Goody's Family Clothing, Inc. 1993 Stock Option Plan

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                                  SIGNATURES


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




Dated: March 11, 1997                    /s/ Robert M. Goodfriend
                                         ------------------------
                                         Robert M. Goodfriend


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                                 EXHIBIT INDEX

EXHIBIT                                                            PAGE
-------                                                            ----

8.       Non-Qualified Stock Option Award Pursuant to
         Goody's Family Clothing, Inc. 1993 Stock Option Plan




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